Mail Stop 0308

                              June 20, 2005


Peter Vaisler
Chief Executive Officer and President
Alliance Recovery Corporation
#390 - 1285 N. Telegraph Road
Monroe, MI  48162-3368

      Re:	Alliance Recovery Corporation
      Amendment No. 4 to Registration Statement on Form SB-2
      File No. 333-121659
      Filed on June 15, 2005

Dear Mr. Vaisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management`s Discussion and Analysis and Plan of Operation, page
13

Overview, page 13
1. Please revise the third sentence of the penultimate paragraph on page 13 to reflect the stockholders` deficiency and cash used in operations from inception through December 31, 2004 rather than December 31, 2003.

Condensed Financial Statements as of March 31, 2005 (Unaudited)

Condensed Statement of Changes in Stockholders` Deficiency, page 3
2. During the quarter ended March 31, 2005, you sold 300,000 shares of common stock with options to a consultant for $300 and recorded $149,700, or $0.50 per share, as the fair value. Please tell us the value, if any, assigned to the options granted with the common stock and how you determined that value. Also, please revise Note 2(C) to discuss the options issued with the common stock and the value assigned to them, if any. See SFAS 123 for guidance. If no options were issued with the common stock sold to the consultant please revise your statement of changes in stockholders` deficiency accordingly.
3. During the quarter ended March 31, 2005 you sold 63,000 shares of common stock to four individuals for $1.00 per share and also, as indicated in Note 6, you issued 120,000 shares of common stock at $1.00 per share subsequent to the end of the quarter. In light of the recent sales of your common stock for $1.00 per share, please tell us why you believe that the $0.50 per share fair value assigned to the 300,000 shares of common stock sold for services provided by the consultant is appropriate. Additionally, please tell us why you continue to believe that your estimated offering price of $0.50 is still appropriate.

Financial Statements as of December 31, 2004 and 2003

Balance Sheets as of December 31, 2004 and 2003, page 2
4. Please revise your balance sheets to include the dollar amount of
common stock issued.  Based on the par value of $0.01 per share, it
appears that common stock should be $183,091 as of December 31,
2004
and $179,291 as of December 31, 2003.

Exhibit 23
5. The consent is unsigned. Please file an updated signed consent of your independent registered public accounting firm with each amendment of your Form SB-2.



*	*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact David DiGiacomo, Staff Accountant, at (202) 551-
3319,
or George Oshiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard I. Anslow, Esq.
      Anslow & Jaclin, LLP
	Via Fax: (732) 577-1188
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Peter Vaisler
Alliance Recovery Corporation
June 20, 2005
Page 1